Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

YieldStreet Prism Fund Inc.

Schedule of Investments

June 30, 2020 (Unaudited)

Disclaimer: This Schedule of Investments has been prepared by the Adviser based upon the best information available to it at the time of such preparation. Actual returns on Investments, and the value of Investments made by the Company, which will be filed in the Company's June 30, 2020 Semi-Annual Report on Form N-CSR may vary from those presented in this Schedule of Investments. This Schedule of Investments is intended to provide a pro forma current portfolio of the Company and is not based on any financial statements prepared by SS&C, and has not been prepared by, reviewed or approved by SS&C. In addition, there have been no external valuations of the fair value of the Investments in accordance with ASC Topic 820-Fair Value Measurement, and the Company's Board of Directors, through its Pricing Committee, has not established any fair value of the Investments.
Please refer to our blog post for more details about our investment strategy and the composition of the fund during the ramp phase.

https://www.yieldstreet.com/resources/article/prism-fund-investment-strategy

	Rate	Reference Rate & Spread	Maturity Date	Par Amount	Value
CORPORATE PREFERRED BONDS – 14.40%					
Preferred – 14.40%					
BNY Mellon Preferred[d]	4.49%	4.49%	12/31/2049	$ 940,000	$ 979,950
JP Morgan Preferred[d]	5.07%	5.07%	12/31/2049	940,000	839,279
State Street Preferred[d]	5.78%	5.78%	12/31/2049	940,000	912,896
Total Preferred				2,820,000	2,732,125
Total Corporate Preferred Bonds (Cost $2,744,800)				2,820,000	2,732,125
FIRST LIEN SENIOR SECURED TERM LOANS - 47.03%					
Art - 16.47%					
Ostillo Delaware, LLC[a]	8.25%	3M US L + 6.50%	03/17/2023	$ 3,125,000	$ 3,125,000
Ostillo Delaware, LLC[b]	1.00%	1.00%	08/31/2020	1,050,000	–
Total Art				4,175,000	3,125,000
Real Estate - 15.81%					
iBorrow[a]	8.75%	8.75%	03/23/2022	$ 3,000,000	$ 3,000,000
Total Real Estate				3,000,000	3,000,000
Legal – 14.75%					
BWA20C[a][c]	14.00%	14.00%	10/15/2025	$ 2,800,000	$ 2,800,000
Total Legal				2,800,000	2,800,000
Total First Lien Senior Secured Term Loans (Cost $8,925,000)				9,975,000	8,925,000
			7-Day Yield	Shares	
MONEY MARKET MUTUAL FUNDS – 53.31%					
GS Financial Square Federal Instruments Fund			0.12%	10,118,316	$ 10,118,316
Total Money Market Mutual Funds (Cost $10,118,316)				10,118,316	10,118,316
Total Investments – 114.74% (Cost $21,788,116)					$ 21,775,441
Liabilities in Excess of Other Assets - (14.74)%					(2,797,302)
Net Assets - 100.00%					$ 18,978,139

(a) *As a result of the use of significant unobservable inputs to determine fair value, these investments have been classified as Level 3 assets.*
(b) *This investment has an unfunded commitment as of June 30, 2020. The rate associated with undrawn committed delayed draw term loans represent rates for commitment and unused fees.*
(c) *Non-income producing investment.*
(d) *These investments have no contractual maturity date, is not redeemable and contractually pays an indefinite stream of interest.*

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.